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Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statements No(s). 333-163289 and 333-171568 on Form S-8; No. 333-171866 on Form F-3; and No. 333-175796 on Form F-10 of Baytex Energy Corp. ("Baytex"); and Registration Statement No. 333-175801 on Form F-3 of Baytex Energy USA Ltd.; and to the use of our reports dated March 13, 2012 relating to the consolidated financial statements of Baytex and its subsidiaries and the effectiveness of Baytex's internal control over financial reporting appearing in this Annual Report on Form 40-F of Baytex for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
March 15, 2012
Calgary, Canada

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  Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS